EXHIBIT 99.1

TTI Telecom Continues to Expand Its Customer Base; MTS Russia, the Largest Mobile Operator in Russia, Deploys TTI Telecom's Service Management Solution

ROSH HA'AYIN, Israel, March 18, 2010 (GLOBE NEWSWIRE) -- TTI Team Telecom International Ltd. (Nasdaq:TTIL), a global supplier of Operations Support Systems (OSS) to communications service providers, announced today that it will implement its Service Management solution at MTS Russia, enabling the operator to anticipate service quality degradations before their effects reach the end user.

"TTI Telecom's Service Management solution provides MTS the ability to anticipate service quality degradations and traffic-related impairments before their effects reach the end user. Such advanced capabilities create the competitive edge that is so important for MTS in exceeding its customers' service expectations," said Pavel Litvinov, Head of Quality & Customer Experience Management Department at MTS Russia.

"The Service Quality Center that TTI will implement at MTS will enable the operator to monitor and analyze service degradations before they affect end users. Using the Netrac Service Quality Center, network managers as well as Service quality managers will be able to access role-based, relevant information, starting from the customers' level and drilling down to Services and even network devices," said Duby Yoely, VP Marketing at TTI Telecom.

Mr. Yoely continued, "In this specific implementation of our Service Management solution, we collect data from various data sources, in eight macro regions across the entire Russian Federation. We use the collected and aggregated information to calculate service-related KPIs and KQIs such as session duration, data volume, reasons for abnormal disconnections, etc. Network managers as well as the corporate customer care center in Moscow will use the analyzed information to proactively handle service degradations of corporate and VIP customers," concluded Mr. Yoely.

TTI Telecom's Netrac Service Management solution consists of dedicated service and customer impact and analysis products as well as fault and performance management products that are enhanced with service and customer layers of information and functionality.

The solution monitors and manages services of multi-technology, multi-vendor, convergent, and Next Generation (NGN) networks such as LTE, UMTS, EVDO, IP/MPLS, and WiMAX. TTI Telecom offers an extensive set of off-the-shelf service management adaptors that collect data that is later processed to the relevant KPIs and KQIs. The Service Management product line provides Communication Service Providers (CSPs) the ability to proactively monitor and analyze service quality in a comprehensive and intuitive manner.

About MTS Russia

Mobile TeleSystems OJSC (MTS) is the largest mobile phone operator in Russia and the CIS. MTS services over 91.33 million subscribers (as of December 31, 2008). MTS provides mobile communications in Russia, Ukraine, Uzbekistan, Turkmenistan, Armenia and Belarus, the territory with a total population of more than 230 million. MTS has been listed on the New York Stock Exchange since July 2000 and trades under the ticker MBT. The Company's shares have been listed locally on Moscow Interbank Currency Exchange (MICEX) since November 2003 under the symbol MTSI. The free float of the Company's shares is approximately 46.7%. MTS is 52.8% majority-owned by Sistema, the largest private sector consumer services company in Russia and the CIS. In 2008, MTS' revenues grew 24% to $10.2 billion. According to Informa Telecoms & Media's World Cellular Information Service, MTS ranks as the 8th largest operator in the world by proportionate subscriptions at the end of 2008.

About TTI Telecom

TTI Team Telecom International Ltd. ("TTI Telecom") is a leading provider of Next Generation Operations Support Systems (OSS) to communications service providers worldwide. The Company's Netrac portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management. Anchored by market-leading service assurance solutions – Service Management, Fault Management (FaM) and Performance Management (PMM) – that give customers an end-to-end view of their network, TTI Telecom's Netrac enables service providers to reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Netrac is compatible with multiple technologies and industry standards, and is uniquely positioned to bridge legacy, Next Generation, convergent, and LTE Networks. TTI Telecom's customer base consists of tier-one and tier-two service providers globally, including large incumbents in the Americas, Europe and Asia-Pacific.

For more information, please visit www.tti-telecom.com

CONTACT:  TTI Team Telecom International Ltd.
          Rebecca (Rivi) Aspler, Investor Relations Director
          +972-3-926-9093
          Mobile: +972-54-777-9093
          rebecca.aspler@tti-telecom.com